August 8, 2018

Zane Rowe
Chief Financial Officer
VMWare, Inc.
3401 Hillview Avenue
Palo Alto, VA 94304

       Re: VMWare, Inc.
           Form 10-K for Fiscal Period Ended February 2, 2018
           Filed May 31, 2018
           Form 10-Q for the Quarterly Period Ended May 4, 2018
           Filed June 11, 2018
           File No. 001-33622

Dear Mr. Rowe:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended May 4, 2018

Note A. Overview and Basis of Presentation
Revenue Recognition
License Revenue, page 8

1. You state that on-premise revenue is recognized upon delivery and transfer of control of the underlying license to the customer. Please clarify whether your reference to "the customer" means a channel partner such as reseller, distributor or system integrator, or end-user customer. Also, tell us how you determine when the customer has obtained control. Refer to ASC 606-10-25-30 and 606-10-50-19
 Zane Rowe
VMWare, Inc.
August 8, 2018
Page 2
2. You state in the February 2, 2018 Form 10-K that you offer rebates to your channel partners based on actual partner sales as well as upon partner achievement of cumulative level of sales, and you also participate in marketing development programs with certain channel partners. Please explain how you consider these rebates and programs in accounting for your channel partner arrangements and expand your disclosures to the extent material. Refer to ASC 606-10-32-5 through 32-9 and 606-10-50-20.
Service Revenue, page 8

3. You state in your February 2, 2018 Form 10-K that you offer specified upgrades and new license products. Please tell us how you have considered these obligations under ASC
         606 and clarify if they represent separate performance obligations. Contracts with Multiple Performance Obligations, page 9

4. You indicate that you use the residual approach to estimate the standalone selling price for your software licenses since the same products are sold to different customers at a broad range of prices, which are highly variable. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



                                                               Sincerely,
FirstName LastNameZane Rowe
                                                               Division of
Corporation Finance
Comapany NameVMWare, Inc.
                                                               Office of
Information Technologies
August 8, 2018 Page 2                                          and Services
FirstName LastName